SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )

BNL Financial Corporation (Name of Issuer)

Common Stock, No Par Value (Title of Class of Securities)

05561V101 (CUSIP Number)

Theodore C. Miller 5250 South Sixth Street, P. O. Box 5147 Springfield, Illinois 62705-5147 (217) 241-6300
( Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2005 (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Guaranty Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,216,776 shares of Common Stock

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 2,216,776 shares of Common Stock

10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICALLY OWNED BY REPORTIN PERSON 2,216,776 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7%

14	TYPE OF REPORTING PERSON IC

Explanatory Note

        Commonwealth Industries Corporation (“CIC”), a parent to a predecessor by merger of the reporting person, filed the original Form 13D with respect to the shares of Common Stock, no par value, of BNL Financial Corporation that are the subject of this statement. CIC is no longer in existence.

Item 1.    Security and Issuer.

        This statement relates to shares of common stock, no par value (“Common Stock”), of BNL Financial Corporation, an Iowa corporation (the “Issuer”). The principal executive office of the Issuer is located at 2100 West William Cannon, Suite L, Austin, Texas 78745.

Item 2.    Identity and Background.

        a.        The reporting person under this statement is Universal Guaranty Life Insurance Company, an Ohio corporation. All of the outstanding capital stock of the reporting person is owned by United Trust Group, Inc., an Illinois corporation. United Trust Group, Inc. and its controlling shareholders expressly disclaim beneficial ownership of any shares of Common Stock of the Issuer, and the filing of this statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any such shares of Common Stock.

        b.        The address of the business and principal office of the reporting person is 5250 South Sixth Street, Springfield, Illinois 62703.

        c.        The reporting person’s principal business is the sale and servicing of life insurance products.

        d.        During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e.        During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Sources and Amount of Funds or Other Consideration.

        The reporting person acquired the shares of Common Stock of the Issuer that are the subject of this statement in a merger between the reporting person and Roosevelt National Life Insurance Company which was effective on December 28, 1992. The reporting person was the survivor in the merger. Roosevelt National Life Insurance Company formerly was a subsidiary of CIC.

Item 4.    Purpose of Transaction.

        The purpose of the transaction reported in this statement is to sell all of the shares of Common Stock owned by the reporting person to the Issuer pursuant to a Stock Purchase Agreement dated as of March 21, 2005 between the reporting person, the Issuer and Wayne E. Ahart (the “Stock Purchase Agreement”). A copy of the Stock Purchase Agreement is attached to this statement as Exhibit 1. In conjunction with the closing of the transactions contemplated by the Stock Purchase Agreement, the parties agreed to terminate a previous agreement dated August 19, 1986 between CIC, American Investors Corporation and Wayne E. Ahart (the “Pre-existing Agreement”), whereby if Mr. Ahart or CIC agreed to sell their shares of the Issuer to a bona fide third party purchaser then the shares of both Mr. Ahart and CIC should be sold together to such purchaser. The reporting person is the successor in interest to CIC. A copy of the Certificate of Termination terminating the Pre-existing Agreement is attached to this statement as Exhibit 2.

        Except as set forth in this Item 4 and Item 5(c), the reporting person does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans pr proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934,or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

        a.        The aggregate number of shares of Common Stock of the Issuer that the reporting person owns beneficially is 2,216,776, which constitutes approximately 11.7% of the outstanding Common Stock of the Issuer.

        b.        The following indicates the number of shares of Common Stock as to which the reporting person has sole voting or dispositive power or shared voting and dispositive power:

Sole Voting Power:	2,216,776
Shared Voting Power:	0
Sole Dispositive Power:	2,216,776
Shared Dispositive Power:	0

        c.        On April 15, 2005, the reporting person sold to the Issuer a total of 2,216,776 shares of Common Stock of the Issuer pursuant to the Stock Purchase Agreement. The shares represented 11.7% of the outstanding Common Stock of the Issuer. The aggregate purchase price for the shares was $2,300,000.00, or approximately $1.04 per share, and was paid in cash. The closing of the transaction occurred in Austin, Texas. Following the consummation of this transaction, the reporting person is no longer the beneficial owner, either directly or indirectly, of any shares of Common Stock of the Issuer.

        Except as stated above, the reporting person has not effected any transactions in shares of Common Stock in the past 60 days.

        d.        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by the reporting person.

        e.        The reporting person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on April 15, 2005.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Items 4 and 5 above.

Item 7.    Material to be filed as Exhibits.

        The following are included as exhibits to this statement:

Exhibit 1:	Stock Purchase Agreement dated as of March 21, 2005, between Universal Guaranty Life Insurance Company, BNL Financial Corporation and Wayne E. Ahart.
Exhibit 2:	Certificate of Termination dated April 15, 2005 between Universal Guaranty Life Insurance Company, BNL Financial Corporation and Wayne E. Ahart.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNIVERSAL GUARANTY LIFE INSURANCE COMPANY

By: /s/ Theodore C. Miller Theodore C. Miller, Senior Vice President

Date: April 18, 2005